UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71202

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/08/24 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ______________________

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

157 S. Fair Oaks Ave., Suite 1018
(No. and Street)

Pasadena	CA	91105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Alexander	(626) 234-8866	craig@ttsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Alexander, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trend Trade Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Trend Trade Securities LLC

Financial Statements
For the period from October 8, 2024 (Registration Date) through
December 31, 2025
With Report of Independent Registered Public Accounting Firm

Trend Trade Securities LLC
Table of Contents
December 31, 2025

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Trend Trade Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trend Trade Securities LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

March 12, 2026
Atlanta, Georgia



Rubio CPA, PC

Rubio CPA, PC

Trend Trade Securities LLC
Statement of Financial Condition
As of December 31, 2025

Assets	
Cash	$267,170
Total Assets	**$267,170**
Liabilities and Member's Equity	
Liabilities	
Accounts Payable and accrued expenses	118
Total Liabilities	**118**
Member's Equity	267,052
Total Liabilities and Member's Equity	**$267,170**

The accompanying notes are an integral part of these financial statements.

Trend Trade Securities LLC
Statement of Operations
For the Period from October 8, 2024 (Registration date) Through December 31, 2025

REVENUES		
	$	-
TOTAL REVENUES	$	-
EXPENSES		
Occupancy		31,240
Compensation		98,000
Professional fees		87,371
Technology and communications		3,029
Other		8,430
TOTAL EXPENSES	$	228,070
NET LOSS	$	(228,070)

The accompanying notes are an integral part of these financial statements.

Trend Trade Securities LLC
Statement of Changes in Member's Equity
For the Period from October 8, 2024 (Registration date) Through December 31, 2025

Balance, October 8, 2024	$	495,122
Net loss		(228,070)
BALANCE, DECEMBER 31, 2025	**$**	**267,052**

The accompanying notes are an integral part of these financial statements.

Trend Trade Securities LLC
Statement of Cash Flows
For the Period from October 8, 2024 (Registration date) Through December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(228,070)
Adjustments to reconcile Net Loss to Net Cash used by operating activities:		
Changes in assets and liabilities:		
Accounts Payable and accrued expenses		118
Net Cash used by operating activities		(227,952)
NET DECREASE IN CASH		(227,952)
Cash, beginning of period	$	**495,122**
Cash, end of period	$	**267,170**

The accompanying notes are an integral part of these financial statements.

Trend Trade Securities LLC

Notes to the Financial Statements

For the period from October 8, 2024 (registration date) through December 31, 2025

NOTE A- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Trend Trade Securities LLC (the "Company") is a broker-dealer organized as a limited liability company under the laws of the state of Nevada in August 2023. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") since October 2024 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides retail brokerage services to customers and corporations located throughout the United States and Taiwan. As a limited liability company, the member's liability is limited to its investment.

Cash: The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Income Taxes: The Company is a single member limited liability company and is considered a disregarded entity for federal income tax reporting purposes and as such, does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Revenue Recognition: The Company has yet to generate revenue from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Trend Trade Securities LLC
Notes to the Financial Statements
For the period from October 8, 2024 (registration date) through December 31, 2025

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – NET CAPITAL REQUIREMENTS
The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or during its first year of operations, 8 to 1. At December 31, 2025, the Company had net capital of $267,053, which was $167,053 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.00044 to 1.00000 as of December 31, 2025.

NOTE C – CONTINGENCIES
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

As a registered broker-dealer, the Company is required to maintain a fidelity bond policy with minimum coverage amounts. Fidelity bond coverage was not procured by the Company until June 4, 2025. The Company believes that there was no activity during the period without coverage that would cause a loss to the Company.

NOTE D - CLEARING AGREEMENT
The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. This agreement was not utilized during the period ended December 31, 2025.

NOTE E - LEASES
The Company leases office space pursuant to a month-to-month operating lease agreement. The Company has elected to not recognize a right of use asset and lease liability as the lease terms are 12 months or less and do not include an option to purchase that the Company is reasonably certain to exercise. Rent expense under the lease for the period ended December 31, 2025, was approximately $31,240.

NOTE F - SEGMENT REPORTING
The Company has one reportable segment: providing retail brokerage services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages

Trend Trade Securities LLC

Notes to the Financial Statements

For the period from October 8, 2024 (registration date) through December 31, 2025

NOTE F – SEGMENT REPORTING (continued)

the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE G – NET LOSS

The Company incurred a loss during the period ended December 31, 2025. The Company's member has represented that it has the means and intentions to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTARY INFORMATION

Trend Trade Securities LLC

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025   Schedule I

Total Member's Equity	$	267,052
Less non-allowable assets:		
		-
Net Capital	$	267,052
Minimum net capital required		
(greater of $100,000 or 12.5% of aggregate		
indebtedness)	$	100,000
Excess net capital	$	167,052
Aggregate Indebtedness	$	118
Ratio of aggregate indebtedness to net capital		0.00044 to 1.00000

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025.

There is no significant difference between the above computation of net capital and net capital as
reported in Part IIA of Form X-17A-5 as of December 31, 2025.

Trend Trade Securities LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2025 | Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Trend Trade Securities LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2025 Schedule III

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Trend Trade Securities LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Trend Trade Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Trend Trade Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Trend Trade Securities LLC stated that Trend Trade Securities LLC met the identified exemption provisions throughout the most recent fiscal period without exception. Trend Trade Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trend Trade Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii). of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 12, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



Trend Trade Securities LLC
157 S Fair Oaks Ave.
Suite 1018
Pasadena, CA 91105

Trend Trade Securities LLC 'S EXEMPTION REPORT

Trend Trade Securities LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F. R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (K)(2)(ii) of the Rule.

The Company met the identified exemption provisions throughout the fiscal period ended December 31, 2025, without exception.



Craig Alexander, CEO
March 6, 2026